VEON appoints Leonid Boguslavsky as director Amsterdam, 15 January 2021 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces the appointment of Leonid Boguslavsky to the Group’s Board of Directors. Mr. Boguslavsky joins following the departure Mr. de Beer, who stepped down in December 2020 Mr. Boguslavsky is the founder of RTP Global, an early-stage venture capital firm with a strong track record of investing in technology, and is considered a pioneer of IT and internet tech investment. As an investor, he is involved with some of the world’s most successful companies, including Yandex, Ozon, Delivery Hero, RingCentral, EPAM and Datadog among many others. Prior to becoming a venture capitalist, Mr. Boguslavsky was a managing partner of PwC Management Consulting Services. In the early 1990s, he built one of Russia’s largest IT solutions integrators. Mr. Boguslavsky is also an Independent Director of the Sberbank PJSC Supervisory Board, the largest bank in Russia, Central and Eastern Europe. Commenting on the appointment, Gennady Gazin, Chairman of the VEON Board, said: “I would like to welcome Leonid to the Board of Directors. He brings an outstanding set of skills and experience, further positioning VEON in strengthening its digital proposition to empower customers.” About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014 Contact Information VEON Investor Relations Nik Kershaw ir@veon.com